August 7, 2009

VIA EDGAR AND OVERNIGHT COURIER

Ms. Cecilia Blye
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

     Re:  World Fuel Services Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed February 28, 2008
          File No. 1-09533

Dear Ms. Blye:

     On August 1, 2008, you provided World Fuel Services Corporation (the "Company") with a comment letter in which you inquired as to the nature and extent of the Company's past, current and anticipated contacts with Iran (the "August 2008 Response Letter"). The purpose of this letter is to supplement the response contained in the August 2008 Response Letter.

     As described in the August 2008 Response Letter, acting pursuant to a license from the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the Company's aviation business purchases overflight permits from the Iranian government on behalf of clients. Additionally, subsidiaries of the Company also provide services in connection with passenger flights to and from Iran, which the Company considers to fall within the scope of the travel exemption of 31 C.F.R. ss. 560.210(d) as activities ordinarily incident to permissible passenger travel. As these activities may be considered "contacts with Iran", for completeness the Company is supplementing its August 2008 Response Letter in this regard.

     Further, the Company recently discovered an additional transaction involving Iran in response to an administrative subpoena from OFAC regarding the Company's transactions with U.S.-sanctioned countries. This transaction consisted of the South Korea branch of WFS Singapore Pte, a Singapore-incorporated wholly owned subsidiary of the Company, arranging for the sale of $64,766.40 worth of marine fuel to a Singapore-owned and operated vessel while it was at port in Bandar Abbas, Iran. Applicable sanctions regulations do not prohibit non-U.S. entities such as WFS Singapore Pte from providing services in Iran. However, since the Company's finance functions are centralized at the Company's headquarters in Miami, Florida, it appears that U.S. persons may have provided limited computer and billing support for this transaction. This transaction has been voluntarily reported to OFAC and, for completeness, the Company is also supplementing its August 2008 Response Letter to identify this additional "contact with Iran".

     We note that our business involving all countries subject to comprehensive U.S. economic sanctions only accounted for approximately 0.004% of our consolidated revenues for 2008. Nevertheless, in light of the Company's worldwide operations, we have included a new risk factor regarding compliance with U.S. and foreign laws and regulations, including compliance with economic sanctions programs administered by OFAC, as well as disclosure regarding the OFAC administrative subpoena and the Company's response, under Item 1A of the Company's 10-Q for the fiscal quarter ended June 30, 2009.


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Acknowledgement:
----------------
     The Company acknowledges that:

     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings with the Commission;

     (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings with the Commission; and

     (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.


                                        Very truly yours,

                                        /s/ Paul H. Stebbins
                                        ----------------------------------------
                                        Paul H. Stebbins
                                        Chairman of the Board and
                                        Chief Executive Officer